SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 18, 2006

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 18, 2006, MGE Energy, Inc. (the Company) issued a press release announcing an increase in its regular quarterly dividend on its outstanding shares of common stock. The release announced the declaration of a quarterly dividend of $0.3483 per share, payable on September 15, 2006, to shareholders of record as of September 1, 2006. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:
   Not applicable

(b) Pro forma financial information:
   Not applicable

(c) The following exhibit is included with this report:
   Exhibit No. 99.1 - Press release of MGE Energy, Inc., issued on August 18, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: August 18, 2006

Exhibit Index to Form 8-K
Dated August 18, 2006

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on August 18, 2006.

**Exhibit 99.1**

NEWS

Contact: Bryan Brosamle, (608) 252-7056

MGE Energy Increases Dividend

Company has paid dividends for 97 consecutive years

Madison, Wis., Aug. 18, 2006--The board of directors of MGE Energy, Inc. (Nasdaq: MGEE) today increased the regular quarterly dividend to $0.3483 cents per share on the outstanding shares of the company's common stock. The annualized dividend, equivalent to $1.39 (rounded), will be payable Sept. 15, 2006, to shareholders of record Sept. 1, 2006.

The company has increased its dividends annually for the past 31 years and has paid cash dividends each year since 1909.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to nearly 136,000 customers in Dane County and purchases and distributes natural gas to more than 137,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.